Exhibit 99.2

Regulations of the

“Lottomatica Group 2010 - 2016 Stock Option Plan reserved for employees” of

Lottomatica Group S.p.A. and/or its subsidiaries

for the subscription of ordinary shares of Lottomatica Group S.p.A.

NOTICE

The laws and regulations regarding “soliciting for investment” are not applicable to this offer of Options for Lottomatica Group S.p.A. ordinary shares, as the offer falls within the domain of article 34-ter, paragraph 1, sub-paragraph m) of Regulation no. 11971 adopted through the Consob Resolution of 14 May 1999 as amended and integrated (referred to hereafter as the “Issuer’s Regulation”).

As a consequence, this document is not an information prospectus or an equivalent information document pursuant to the Issuer’s Regulation referred to above and is not subject to the prior authorization of Consob or, in any event, to any advance notification to that body.

Moreover, only for Beneficiaries who are US employees, the present offer of Options provides that such Beneficiaries should represent and agree that: (a) (i) the offer and exercise of Options as well as the subscription and sale of Shares have not been and will not be registered under the Securities Act of 1933, as amended (referred here below as the “Securities Act”), and it is the intention of the Company that the offer and exercise/subscription of such securities be exempt from registration under the Securities Act and the rules and regulations promulgated thereunder; and (ii) the Options and Shares (and any part thereof or participation or interest therein) cannot be sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of (including, without limitation, in connection with any hedging activities) unless they are registered under the Securities Act or an exemption from registration (including Regulation under the Securities Act) is available, and the Company has no obligation to so register any such Options and Shares; and (b) you will not directly or indirectly, sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including, without limitation, in connection with any hedging activities) any Options and Shares (or any part thereof or participation or interest therein) being received pursuant hereto except in accordance with this Grant Letter and applicable law and you will not effect any sale, transfer, assignment, exchange, pledge, encumbrance or disposition of any Options or Shares other than on the Milan Stock Exchange, run and organized by Borsa Italiana S.p.A. or in compliance with any applicable exemption available under the Securities Act.

Article 1

Introduction

The stockholders of Lottomatica Group S.p.A. (the “Company”) resolved in an extraordinary general meeting held on October 18, 2006, amongst other things, to grant the Board of Directors, pursuant to article 2443, paragraph 2, of the Italian civil code, for a period of five years from the date of the resolution, the ability to increase capital stock for consideration, on one or more occasions, for a maximum nominal amount of euro 15,050,080.00, with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, to be used (amongst other things) for one or more stock option plans reserved for the directors and/or employees of the Company and/or its subsidiaries, including GTECH Corporation (“GTECH”), up to a maximum of 33% per year with the possibility of being able to carry forward any unused portion in any given year to be used in future years together with the portions relating to those years. The stockholders’ meeting referred to established additionally that the shares deriving from the delegated increases in capital stock must be freed at a unit price, inclusive of both the nominal value and premium, determined by the Board of Directors in compliance with the criteria indicated in Article 8.

On April 30, 2010, stockholders in the ordinary general meeting resolved, amongst other things, to approve the stock plan entitled “Lottomatica Group 2010-2016 Stock Option Plan reserved for employees” (the “Plan”) and to grant every necessary or appropriate power to the Board of Directors, which is entitled to appoint attorneys, to execute the Plan with the ability in particular, merely by way of example, to (i) identify the beneficiaries from the executives of Lottomatica Group S.p.A. and/or its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of the foreign subsidiaries, assign the stock options and establish the number of options to be granted to each one of them; (ii) determine the results and/or performance indicators to which the exercise of the options is subject; (iii) establish each and every term and condition for the Plan to be put into effect; (iv) draw up and approve, as well as amend and supplement the operating regulations of the Plan, all of this to be in conformity with the information provided in the informational memorandum published pursuant to the regulations in force, and having heard the Compensation Committee, if such is the case.

In order to carry this out the Board of Directors, in its meeting of July 29, 2010, amongst other things (i) resolved an increase in capital stock for consideration, separable, for a maximum of euro 1,825,026, through the issue of a maximum of 1,825,026 new ordinary shares each of nominal value euro 1, with ordinary rights, with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, at a unit price of euro 10.89, inclusive of both the nominal value and premium, (the “Capital Increase”), to be used for the Plan; (ii) approved these Plan regulations (the “Regulations”).

The clauses contained in these Regulations are inseparable amongst themselves.

Article 2

Purpose of the Plan

The purpose of the Plan can be illustrated and summarized as follows:

•                  to focus the attention of the beneficiaries on factors of strategic interest;

•                  to encourage the “loyalty” of the beneficiaries;

•                  to link the compensation of the beneficiaries to the “creation of value” for the Company’s stockholders;

•                  to increase the competitiveness of the Company and the group it heads, enabling predetermined objectives to be reached;

•                  to assist in ensuring that the total compensation package of the beneficiaries remains competitive on the market;

•                  to establish systems of variable compensation, particularly for managers having strategic responsibilities in accordance with the Code of Self-Regulation of listed companies promoted by Borsa Italiana S.p.A., in the revised edition in 2006 (hereinafter the “Code”).

In the present Regulations “group” means the controlling company and the companies directly or indirectly controlled pursuant to the provisions in force from time to time.

Article 3

Subject of the Plan

Subject to the Plan, a maximum aggregate number of 1,825,026 ordinary shares of the Company, deriving from the Capital Increase (or other future capital increases that the Board of Directors may resolve pursuant to the power granted to it by the extraordinary stockholders’ meeting held on October 18, 2006), each having nominal value euro 1 (the “Shares”) shall be reserved for subscription by certain employees of the Company and/or its subsidiaries (the “Beneficiaries”).

The Plan provides for the granting free of charge of options (the “Options”) giving the right to subscribe to the Shares. In particular, Options will be granted to the Beneficiaries to subscribe to an equal number of Shares, meaning as a consequence that one Share will be given for each Option exercised.

The Beneficiaries to whom the Options will be granted and the number of Options to be granted to each shall be determined by the Company’s Board of Directors, in accordance with the provisions of Article 6 below.

An essential requirement for the Beneficiaries to be offered the possibility to take part in the Plan by the Board of Directors is that they are executives of Lottomatica S.p.A. and/or its Italian subsidiaries, or Senior Vice Presidents, Vice Presidents, Key Directors or Managers of the foreign subsidiaries, including GTECH, at the time of being granted the Options.

Article 4

Membership of the Plan

The Company’s Board of Directors shall approve the granting of the Options to the Beneficiaries and shall provide them with written notice of this (such notice referred to hereinafter as the “Grant Letter”) within the terms and by the means established in these Regulations.

Beneficiaries who wish to become participants in the Plan must complete an application by signing and delivering a copy of the above-mentioned Grant Letter, the application form attached to these Regulations, of which it forms an integral and substantial part (the “Application Form”), and a copy of these Regulations themselves.

The delivery of the Grant Letter to the Beneficiaries who reside in Italy, as well as their signature of all the terms and conditions of the Plan, shall take place at the Company’s headquarters or its secondary premises. The offer to the Beneficiaries who reside in countries other than Italy, as well as their acceptance, shall take place pursuant to the laws and regulations applicable in those countries.

The copy of the Grant Letter and its respective attachments, duly completed and signed by the Beneficiaries, must be delivered to the Company’s Department of Resources and Shared Services by the deadline indicated in the Application Form. Failure to respect the deadline will lead to the invalidity of the application (also pursuant to article 1326, paragraph 4, of the Italian civil code) and/or to the situation that it will be considered not to have been received.

Article 5

Nature and characteristics of the Options

The Options shall be granted free of charge. The Beneficiaries as a result will not be held liable to pay any amounts to the Company for this grant of Options. The exercise of the Options and the resulting subscription of the Shares shall, however, be subject to the payment of the price provided in Article 8. Each Option shall give the right to subscribe to one (1) Share under the conditions established by these Regulations.

The Options shall be granted to the Beneficiaries in a personal capacity and shall not be transferred by deed between living persons, since they are offered by the Company to the Beneficiary intuitu personae. In any case, the Options shall not be pledged or be the subject of any other deed of arrangement, either free of charge or for compensation, either by law or otherwise; in addition, they shall not be the subject of third party executory deeds or precautionary measures, otherwise the Beneficiary shall lose all the rights granted on the basis of this Plan.

In the event of the termination of the employment relationship or in the case of the death of the Beneficiary, the provisions of Articles 14 and 15, respectively, shall apply (unless otherwise provided for in the Grant Letter).

The Beneficiary recognizes and acknowledges that any increase in value of the Shares subscribed to by exercising the Options compared to the subscription price as per Article 8 and, more generally, every benefit granted under the Plan constitutes a payment of an extraordinary nature and is not in any manner to be considered as an integral part of the Beneficiary’s normal compensation, nor may it be considered as the presupposition for the recognition of similar or additional benefits, either within the parameters of the Plan or any other plans that may be approved by the Company or otherwise, nor shall it be considered appropriate to grant the right to the Beneficiary, at the termination date of the Plan, to take part in any additional incentive arrangements however they may be realized, or to receive compensation of any kind. Furthermore, this Plan as such does not bind the Company to keeping the Beneficiary in his position of employment.

Article 6

Criteria for the granting of the Options

The Board of Directors shall identify the Beneficiaries from amongst the executives of the Company and/or its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of the foreign subsidiaries, assign the Options and establish the number of Options to be granted to each one of them, pursuant to the criteria indicated by the ordinary stockholders’ meeting held on April 30, 2010.

For the purpose of and to the effects of the Plan, the number of Options granted to each Beneficiary may differ from those granted to other Beneficiaries; as a result, therefore, the Beneficiary recognizes that the allocation of the Options by the Board of Directors to each Beneficiary cannot be challenged.

Article 7

Granting of the Options

The Board of Directors shall resolve the granting of the Options to the Beneficiaries at the same time as resolving the relating capital increase.

Article 8

Subscription price

The extraordinary stockholders’ meeting of the Company of October 18, 2006 resolved that in compliance with article 2441, paragraph 4, second sentence, of the Italian civil code, the Board of Directors shall determine the subscription price of the Shares in an amount that corresponds to their market price, taking into account the average stock exchange price of the Company’s shares over a significant period of time, and which in any case shall not be lower than the arithmetic average of the official price of the Company’s ordinary shares on the Milan Stock Exchange (Mercato Telematico Azionario) organized and managed by Borsa Italiana S.p.A. in the month preceding the granting of the Options by the Board of Directors (by preceding month is meant the period from the date on which the Options are granted, excluding that day, to the same day of the preceding month, included, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the Company’s share is actually quoted shall be taken into account during that period).

In accordance with the criteria described above, the Board of Directors resolved that under the conditions described in these Regulations, each of the Options shall enable the Beneficiary to subscribe one Share at a unit issue price, inclusive of both the nominal value and premium, of euro 10.89 (the “Price”).

The Beneficiaries shall make full payment of the Price by the Share Subscription Date (as defined in Article 11).

Article 9

Objectives

The exercise of the Options shall be subject to the satisfaction of all the following conditions:

(i)                                     that the Total Consolidated EBITDA (as defined below) reaches the amount specified in the following Article 10;

(ii)                                  that the Consolidated Net Financial Debt (as defined below) divided by Consolidated EBITDA of the group, (as defined below), both relating to financial year 2012, be no greater than 2.53.

If each of the above targets are not met, even just one of them, the Options shall not be exercisable and shall be considered as forfeited.

For the purposes of these Regulations:

•                                “Consolidated EBITDA” of the group shall mean earnings before taxes of the Company on the closing date of a financial year, as set forth in the consolidated financial statements approved by the Board of Directors of the Company, to which amortization and depreciation must be added, including non-monetary adjustments resulting from allocation of losses on purchases, interest receivable and payable or any other financial expenses, gains and losses on the disposal of intangible and tangible fixed assets, minority interest in the result for those shareholders which do not control the Company. “One-off” expenses are always included in Consolidated EBITDA with the sole exception of one-off expenses expressly approved by the Board of Directors or the Executive Committee of the Company;

•                                “Total Consolidated EBITDA” shall mean the sum of the Consolidated EBITDA realized for each of the years 2010, 2011 and 2012;

•                                “Consolidated Net Financial Debt” shall mean the long term financial debts, including the current portion of long term debts, and the short term financial debts, after having subtracted short term financial investments, cash and cash equivalents, other forms of cash, if any, such as restricted cash and cash held in escrow, as indicated in the “nota illustrativa” of the consolidated financial statements at 31 December 2012 approved by the Board of Directors of the Company. Quasi-equity borrowings (i.e. hybrid) are included in Consolidated Net Financial Debt.

Article 10

Conditions for the exercise of the Options and amount of the Options that may be exercised

Subject to the satisfaction of the conditions described in Article 9, points (i) and (ii), each Beneficiary shall have the right to exercise, according to the terms set forth under the following Article 11, a number of Options - assuming that the 100% (one hundred per cent) of the target Total Consolidated EBITDA is equal to Euro 2,728 million -determined as follows:

Total Consolidated EBITDA target	Options exercisable on the whole amount
achieved (%)	of the Options granted to you (%)
less than 90%	0.00%
90.00%	30.00%
91.00%	36.00%
92.00%	42.00%
93.00%	48.00%
94.00%	54.00%
95.00%	60.00%
96.00%	66.00%
97.00%	72.00%
98.00%	78.00%
99.00%	84.00%
100.00%	90.00%
101.00%	92.00%
102.00%	94.00%

Options exercisable on the whole
Total Consolidated EBITDA target	amount of the Options granted to
achieved (%)	you (%)
103.00%	96.00%
104.00%	98.00%
105.00%	100.00%

Note: (i) for example, if the Total Consolidated EBITDA achieved is equal to 95% of the target, the Beneficiary will have the right to exercise 60% of the Options granted. If the Total Consolidated EBITDA achieved is equal to 95.5% of the target, the Beneficiary will always have the right to exercise 60% of the Options granted (ii) the number of Options exercisable by each Beneficiary shall be rounded down to the nearest whole number in case the application of the above percentages does not result in a whole number.

The Company will notify the Beneficiaries of the amount of Consolidated EBITDA achieved for the years 2010 and 2011 within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2010 and 2011 respectively. The Company will similarly notify the Beneficiaries of the amount of Consolidated EBITDA achieved for the year 2012, the amount of Total Consolidated EBITDA, the amount of the Consolidated Net Financial Debt and the result of the division applied pursuant to the above Article 9, point (ii), within the 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2012.

Article 11

Exercise of the Options and delivery of the Shares

The exercise of the Options by the Beneficiary shall be irrevocable and shall be made by signing and dispatching the exercise form (the “Exercise Form”) attached to the Regulations of which it constitutes an integral and substantial part.

The Options may be exercised by the Beneficiaries - in one or more installments of the Options exercisable, but in any case, each tranche for an amount not lower than the percentage indicated in the following paragraph - only and exclusively in the period between the 31st calendar day following the approval by the Board of Directors of the Company of the consolidated financial statements for 2012 and the third anniversary of that date and at any rate not later than December 31, 2016 (the “Exercise Period”). As a partial exception to this, the Exercise Period shall be suspended, in each financial year, from the date (inclusive) of any meeting of the Board of Directors called to resolve the calling of an (ordinary or extraordinary) general stockholders’ meeting of the Company up to the day (inclusive) on which the stockholders’ meeting takes place (including on dates in subsequent call to the first) and in any event up to the day (inclusive) preceding that on which it is established that the coupon relating to any dividend declared by the stockholders’ meeting shall be detached.

No installment of Options exercised by a Beneficiary shall be for an amount less than ten percent (10%) of the Options exercisable. Exercising a number of Options greater than those that may be exercised pursuant to Article 10 shall be ineffective, as to the number of Options exceeding those that may be exercised pursuant to Article 10, to all effects as regards the Company and shall not give rights to the subscription of the corresponding Shares.

Pursuant to Art. 7.C.3 of the Code, regarding the remuneration of executives with strategic responsibilities - as amended on March 3, 2010 by Borsa Italiana S.p.A. — each Beneficiary in such capacity serving the Company or any of its subsidiaries will be required to retain for three years following the exercise of the Options a quota at least equal to 20% of the Shares resulting from the exercise of the Options, without the right to dispose of the same in whatsoever manner. Such retention provision shall not apply in any of the circumstances set under Arts. 14 and 15 hereof.

By “executives with strategic responsibilities” it has to be intended, pursuant to Consob Resolution No. 17221/2010, those persons having directly or indirectly the authority and the responsibility to plan, direct and control the activities of a company, including its (whether or not executive) directors.

The Exercise Form shall be delivered to the Company’s Department of Resources and Shared Services duly completed in each of its parts and signed; failing this, it will be considered not to have been received. The signature and delivery of the Exercise Form by the Beneficiaries who reside in Italy shall take place at the Company’s headquarters or its secondary premises (or, in the case of Beneficiaries who reside in countries other than Italy, pursuant to the laws and regulations applicable in those countries). Those Options not exercised by the end of the Exercise Period shall be considered expired and fallen and the Beneficiary shall have no right to any indemnity or compensation of any type.

The exercise of the Options shall be effective on the day of the receipt of the Exercise Form by the Company (the “Share Subscription Date”).

The Shares shall be delivered to the Beneficiary within 3 working days (to be intended as the days during which the Mercato Telematico Azionario (MTA) organized and run by Borsa Italiana S.p.A. is opened, according to its trading calendar), of the Share Subscription Date, on condition that the total Price has been paid by the Share Subscription Date and by the method established in the Exercise Form. The delivery of the Shares, in dematerialized form, shall be made by crediting the securities account indicated by the Beneficiary in the Exercise Form.

Article 12

Rights of the Shares

The Shares shall have ordinary rights and as a consequence shall have rights equal to those of the other outstanding ordinary shares of the Company at their date of issue.

Article 13

Costs and expenses

All costs relating to the issue and transfer of the Shares to the Beneficiaries shall be borne by the Company. Every cost related to the securities account of the Beneficiary as per Article 11 shall, however, be borne exclusively by him or her. This does not have any effect on the provisions of Article 17.

Article 14

The Options in the event of the termination of the employment relationship

Except for the provision set forth below, the right of the Beneficiary to exercise the Options is functionally connected with and conditional upon the Beneficiary maintaining an employment relationship with the Company and/or one of its subsidiaries (referred below as the “Employer”).

Without changing the provisions of Article 15 that follow regarding the death of the Beneficiary, and subject to any terms and conditions in the Grant Letter:

(a)         in the event that the employment relationship is terminated by the Employer (other than as the result of just cause or justified grounds), or by resignation of the Beneficiary for any reason, or for any other reason (other than by the Employer for just cause or on justified grounds), the Beneficiary will definitively lose, contemporaneously with the termination of the employment , the right to exercise the Options granted but not yet exercisable, while he or she may exercise the Options which may be exercisable, but which have not yet been exercised, for a term of six months from such termination date;

(b)         in the event that the employment relationship terminates as the result of dismissal for just cause or on justified grounds, the Beneficiary will definitively lose, contemporaneously, with the termination of the employment the right to exercise any outstanding Options granted held by such Beneficiary, whether or not yet exercisable on the date of termination.

The Company’s Board of Directors may, in its discretional and unchallengeable judgment, allow the Beneficiary to exercise all or part of the Options granted in a more ample manner than that provided for herein, assigning an appropriate term, in any case not less than 30 days, or grant to other Beneficiaries the Options that become available after termination of one or more employments.

The move by the Beneficiary from the Company to one of its subsidiaries or vice versa, or the move by the Beneficiary between two of the Company’s subsidiaries, provided that he/she remains an employee, shall not lead to the cancellation of the Options.

The Board of Directors, if possible and in its discretional judgment, may allow the Beneficiary to maintain the rights set forth in the Plan, at the same conditions, in the event that the employment relationship is terminated but, at the same time, the Beneficiary takes or maintains, the office as director of the Company and/or one of its subsidiaries.

Subject to any terms and conditions in the Grant Letter, in the event of a “Change in Control” (as defined below) prior to the termination of the employment relationship for any cause whatsoever, the Board of Directors may take such actions as it deems appropriate and equitable to effectuate the purposes of this Plan and to protect the Beneficiaries, which actions may include, without limitations, the granting to the Beneficiary of the right to exercise all the Options granted to him or her within a term to be established by the Board of Directors and in any case not less than 30 days, independent as to whether at the time the Change in Control takes place the objectives as per Article 9 have been reached or not.

For purposes hereof “Change in Control” means the happening of any of the following:

(a)                                 any “person” (as defined below) or a “group” (as defined above) but excluding the entities that control the Company, directly or indirectly, the Company itself, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates, is or becomes the owner, directly or indirectly, of securities of the Company representing (i) 30% or more of the combined voting power of the Company’s then outstanding securities or (ii) a greater percentage of the combined voting power of the Company’s then outstanding securities than the controlling entities, directly or indirectly as of the day of grant ;

(b)                                 implementation through execution of a definitive agreement of (1) the merger or other business combination of the Company with or into another corporation, other than De Agostini S.p.A. and its subsidiaries if (A) a majority of the directors of the surviving corporation were not directors of the Company immediately prior to the effective date of such merger or business combination; or (B) the entities that, directly or indirectly, controlled the Company come to ,beneficially own, directly or indirectly, less than 50% of the combined voting power in the then outstanding securities in such combination surviving company; or (2) for the sale or other disposition of all or substantially all of the assets of the Company to an entity, person or group of entities or persons that are not at least 50% beneficially owned, directly or indirectly, by the Company, and/or its controlling entities (directly or indirectly) and/or any of their affiliates;

(c)                                  the purchase of 30% or more of the ordinary shares of the Company pursuant to any tender or exchange offer made by any “person,” including a “group”, other than the entities that control the Company (directly or indirectly), the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates, unless the entities that control the Company (directly or indirectly) and their affiliates beneficially own a greater percentage of the combined voting power of the Company’s then outstanding securities than such “person” or “group”;

(d)                                 the control relationship ceases between the Company and any of its subsidiaries (of which the Beneficiary should be an employee).

For purposes of the definition of “Change in Control”, “person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature;

Article 15

The Options in the event of the death of the Beneficiary

In case of death of the Beneficiary, the following provisions shall apply:

•   the Options exercisable (pursuant to Articles 10 and 11) at the date of the Beneficiary’s death, but which have not yet been exercised, may be exercised by his or her heirs or successors in a specific capacity within the irrevocable term of 6 months from the date of death or, if earlier, by the end of the Exercise Period, and in any case by prior delivery by the heirs or successors in a specific capacity of the appropriate documentation proving their legitimate position under law;

•   those Options which are not exercisable at the date of the Beneficiary’s death shall cancel and shall not be able to be exercised, without the heirs or successors in a specific capacity having right to any indemnity or compensation of any kind. The Board of Directors may grant the ceased Options to other Beneficiaries.

Article 16

Disposability of the Shares

The Shares issued in the Beneficiary’s favor on exercising the Options shall be freely disposable and as a result freely transferable by the Beneficiary, exception made for those Beneficiaries in the capacity as executives of the Company or of any of its subsidiaries with strategic responsibilities, to the extent set under Art. 11 above.

Article 17

Tax regime for the Options and the Shares

Notwithstanding the provisions of Article 13, the income taxes of the Beneficiary (and the welfare and social security contributions - where applicable - to be borne by the employee by law) relating to the exercise of the Options and the delivery of the Shares and the possible subsequent sale of the Shares, shall be borne by the Beneficiary. Accordingly, if any withholding tax, welfare and/or social security contribution are due, the Beneficiaries shall be obliged to timely provide the funds necessary to allow the relevant company to make the payments due as withholding agent.

The Beneficiaries undertake to timely communicate to the employer company and to the Company, even after the termination of the employment relationship: (a) the exercise of the Options, the number of Shares subscribed, the exercise date and the price paid and (b) every subsequent transfer of the Shares, specifying the number of Shares sold, the date of transfer and the price per share and (c) any possible change or amendment to the current account where the Shares are deposited.

Article 18

Additional incentive instruments

The approval of the Plan shall not in any way impose limitations on the Company or on the Board of Directors to adopt new incentive plans or similar plans, including those for subjects other than the Beneficiaries.

Article 19

Duration of the Plan

This Plan shall in all events terminate on 31 December 2016, even in the case that one or more Options have not yet been exercised by that date. The non disposal provision set under Art. 11 above for the executives with strategic responsibilities of the Company or of any of its subsidiaries shall anyway survive so long as provided thereunder.

Article 20

Adaptation of the Regulations

In the event of increases in capital, either free of charge or for consideration (except for increases of capital for stock incentive plans), the significant distribution of reserves, the splitting or reverse split-up of shares, mergers, demergers, the exclusion of the Company’s shares from official listing on the Milan Stock Exchange (or other regulated market), changes in legislation or regulations or other events liable to have an influence on the Options, the Shares, the achievement of the objectives or, more generally, on the Plan, the Board of Directors of the Company shall make changes and/or additions to the Regulations that they believe are necessary and/or appropriate to keep the essential contents of the Plan as unchanged as possible, including the faculties to permit the Options to be exercised in advance and/or the Shares resulting therefrom to be disposed of, notwithstanding the restriction imposed on Beneficiaries in the capacity as executives with strategic responsibilities of the Company or of any of its subsidiaries, pursuant to Art. 11 hereof.

Notwithstanding anything in these Regulations to the contrary, no amendment or modification of the Regulations shall have an adverse effect on the rights of the Beneficiary of an outstanding Option without the consent of the Beneficiary. Notwithstanding anything in these Regulations to the contrary, no amendment or modification of an outstanding Grant Letter or Option shall have an adverse effect on the rights of the Beneficiary of such outstanding Option without the consent of the Beneficiary.

Article 21

Confidentiality

Any information regarding the names of the Beneficiaries, the number of Options granted to each of them, the relations and agreements with the Company, any settlements relating to individual Beneficiaries or any other agreement to which each Beneficiary may be a party, shall be of a strictly confidential and reserved nature and as a result shall not be represented, exhibited, divulgated, delivered and/or transferred in any way whatsoever by the Beneficiary to other Beneficiaries or to third parties for the entire duration of the Plan, save for any obligations imposed by prevailing law and regulations on the matter, including therein any codes of self-regulation adopted by the Company.

Article 22

Applicable law

These Regulations are governed by Italian law.

Article 23

Disputes

The Company and the Beneficiaries will do everything possible to attempt to resolve any dispute that may arise in connection with the existence, validity, interpretation, execution and/or termination of these Regulations in a friendly manner.

Any dispute or controversy resulting from these Regulations or from the Plan shall be subject to the exclusive competence of the Forum of Rome.

* * *

Rome, July 29, 2010
(Lottomatica Group S.p.A.)
For the Board of Directors

Electronically Accepted
The Beneficiary